UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003.

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from to .

Commission file number 1-12273

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below
Roper Industries, Inc.  Employees’ Retirement Savings 004 Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Roper Industries, Inc., 2160 Satellite Blvd., Duluth, GA 30097.

Roper Industries, Inc.

Employees’ Retirement Savings 004 Plan

Financial Statements

Years Ended December 31, 2003 and 2002

Roper Industries, Inc.
Employees’ Retirement Savings 004 Plan

Contents

Report of Independent Registered Public Accounting Firm	2
Financial Statements
Statements of net assets available for benefits	3
Statements of changes in net assets available for benefits	4
Notes to financial statements	5-8
Supplemental Schedule
Schedule of assets (held at end of year)	10

Report of Independent Registered Public Accounting Firm

Plan Administrator and Trustee
Roper Industries Inc. Employees’ Retirement Savings 004 Plan
Duluth, Georgia

We have audited the accompanying statements of net assets available for benefits of Roper Industries Inc. Employees’ Retirement Savings 004 Plan (Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP
Atlanta, Georgia
October 12, 2004

Roper Industries, Inc.
Employees’ Retirement Savings 004 Plan

Statements of Net Assets Available for Benefits
(amounts in thousands)

	December 31,
	2003	2002
Assets
Cash and cash equivalents	$--	$--
Investments, at fair market value (Notes 2 and 3)
Mutual funds	12,836	10,207
Common collective trusts	6,093	5,602
Roper Industries, Inc. common stock	1,882	1,406
Participant loans	405	372

Total investments	21,216	17,587

Receivables
Participant contributions	158	188
Employer contributions	59	67

Total receivables	217	255

Net assets available for benefits	$21,433	$17,842

See accompanying independent auditors’ report and notes to financial statements.

Roper Industries, Inc.
Employees’ Retirement Savings 004 Plan

Statements of Changes in Net Assets Available for Benefits
(amounts in thousands)

	December 31,
	2003	2002
Additions
Contributions:
Participant contributions	$3,077	$3,347
Employer contributions	1,013	1,103
Rollover contributions	927	1,225

Total contributions	5,017	5,675

Investment income (loss):
Net appreciation (depreciation) in fair market value of:
Mutual funds	2,469	(2,770)
Common collective trusts	681	(633)
Roper Industries, Inc. common stock	512	(424)
Investment income from:
Mutual funds	171	159
Common collective trusts	153	155
Roper Industries, Inc. common stock	14	10
Participant loans	20	24

Total investment income (loss)	4,020	(3,479)

Total additions	9,037	2,196

Deductions
Benefits paid to participants	4,246	2,411
Administrative expenses	3	3

Total deductions	4,249	2,414

Net increase (decrease) in net assets	4,788	(218)
Transfers out to qualified Plan (see Note 1)	(1,197)	--
Net assets available for benefits, beginning of the year	17,842	18,060

Net assets available for benefits, end of the year	$21,433	$17,842

See accompanying independent auditors’ report and notes to financial statements.

Roper Industries, Inc.
Employees’ Retirement Savings 004 Plan

Notes to Financial Statements

1.	Description of the Plan The following description of the Roper Industries, Inc. Employees’ Retirement Savings 004 Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

a.	General — The Plan is a defined contribution plan covering all employees of certain subsidiaries of Roper Industries, Inc. (the “Company”), who are age eighteen or older and have completed six months of service, as defined in the Plan. Certain participants who become employees of the Company as a result of mergers or acquisitions are given credit for their prior service for purposes of determining eligibility and vesting. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Effective January 2002, the Plan was amended to incorporate certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

During 2003, the plan transferred assets from the Roper Industries, Inc. Employees’Retirement Savings 004 Plan into the Roper Industries, Inc. Employees’ Retirement Savings 003 Plan. The transferred amounts were based upon what division under Roper Industries, Inc. the employee worked for.

b.	Contributions — Previously, participants could contribute up to 20 percent of pre-tax annual compensation, as defined in the Plan. Effective January 1, 2002 participants may contribute up to 30 percent of pretax annual compensation as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers two common collective trusts, ten mutual funds, and Roper Industries, Inc. common stock as investment options for participants. The Company contributes 50 percent of the first 6 percent of base compensation that a participant contributes to the Plan or 50 percent of the first 8 percent of base compensation that a participant contributes to the Plan depending on the Company. Contributions are subject to certain limitations.

c.	Participant Accounts — Each participant’s account is credited with the participant’s contributions, an allocation of the Company’s matching contributions and Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on the participant’s account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

d.	Vesting — Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. Participants vest over a five year period beginning with 20 percent after one year of service and 20 percent each year thereafter, and are 100 percent vested after 5 years.

e.	Participant Loans - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.0 percent to 11.0 percent, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

f.	Payment of Benefits — On termination of service due to death, disability, retirement or separation from service subsequent to July 1, 2002, a participant will generally elect to receive their benefits as a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Participants can elect to receive shares of the Company’s common stock if their total balance exceeds $5,000. For distributions prior to July 1, 2002, participants could have elected to receive their benefits in installments. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.

g.	Forfeitures — Forfeitures by non-vested participants are used to reduce future Company contributions. Forfeitures used amounted to approximately $66,981 and $41,000 for the years ended December 31, 2003, and 2002, respectively.

h.	Administrative Expenses -The majority of the administrative expenses of the Plan are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Accounting —The financial statements of the Plan are prepared under the accrual method of accounting.

Management Estimates — The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Investment Valuation —The Plan’s investments are stated at fair market value based upon quoted market prices. Shares of mutual funds and common collective trusts are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at cost, which approximates fair value.

The Plan’s investment in the Scudder Stable Value Fund is stated at contract value in accordance with Statement of Position 94-4, “Reporting for Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans.”

Payment of Benefits —Benefits are recorded when paid.

3.	Investments —The fair market value of individual investments that represent at least 5 percent or more of the Plan’s net assets available are as follows (amounts in thousands):

	2003	2002
Scudder Stable Value Fund	$3,211	$3,156
Scudder Stock Index Fund	2,882	2,446
MFS Mid-Cap Growth Fund	2,148	1,559
Scudder Large Company Growth Fund	2,076	1,882
Roper Industries, Inc. common stock	1,883	1,407
MFS Total Return Fund	1,799	1,616
Scudder Growth and Income Fund	1,689	1,317
PIMCO Total Return Fund	1,552	1,554
Janus Worldwide Fund	1,390	1,215
4.	Related Party Transactions Certain Plan investments are shares of mutual funds or common collective trusts managed by Scudder Trust Company. Scudder Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest. The Plan offers Roper Industries, Inc. common stock as an investment option for participants. Roper Industries, Inc. is the Plan sponsor as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

5.	Plan Termination Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

6.	Income Tax Status The Internal Revenue Service has determined and informed the Company by a letter dated October 20, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

SUPPLEMENTAL SCHEDULE

SUPPLEMENTAL SCHEDULE

Roper Industries, Inc.
Employees’ Retirement Savings 004 Plan

Schedule of Assets (Held at End of Year)
December 31, 2003
(dollar amounts in thousands)

*	Mutual Funds:
	MFS Total Return Fund	119,159 shares	a	$1,799
*	Scudder Growth and Income Fund	83,850 shares	a	1,689
*	Scudder International Fund	15,912 shares	a	611
*	Scudder Large Company Growth Fund	92,243 shares	a	2,076
	American Century Equity Income Fund	37,198 shares	a	289
	Janus Worldwide Fund	35,147 shares	a	1,390
	MFS Mid-Cap Growth Fund	275,026 shares	a	2,148
	PIMCO Total Return Fund	144,875 shares	a	1,552
	RS Diversified Growth Fund	43,454 shares	a	972
*	Scudder Dreman High Return Equity Fund	8,115 shares	a	310

	Total Mutual Funds			12,836

	Common Collective Trusts:
*	Scudder Stable Value Fund	3,210,996 shares	a	3,211
*	Scudder Stock Index Fund	88,290 shares	a	2,882

	Total Common Collective Trusts			6,093

*	Roper Industries, Inc.	38,216 shares of Company common stock	a	21,885
	Participant loans	74 loans with interest rates
		ranging from 5.0% to 11.0%		40

	Total Investments:			$21,216

a The cost of participant directed investments is not required to be disclosed.

* Party-in-Interest.

Roper Industries, Inc. Employees’ Retirement Savings 004 Plan

(Name of Plan)

By: Roper Industries, Inc., Plan Administrator

By: /s/ Paul J. Soni

(Signature)

Paul J. Soni April 25, 2005
Director of Accounting

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Accountants
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002